March 7, 2011
VIA EDGAR AND HAND DELIVERY
Pradip Bhaumik
Special Counsel
Office of Global Security Risk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	MoneyGram International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 1-31950
Dear Mr. Bhaumik:
Enclosed is the response of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments contained in the letter dated February 24, 2010 from the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filing. For ease of review, the Company has set forth below the Staff’s comments from the letter, followed by the Company’s responses.
General
1.	You state in your response letter that during 2010 you became aware that you have processed several transactions involving Cuban nationals. Please tell us the circumstances underlying these transactions; the nature, number, and aggregate dollar amount of these transactions; and when these transactions occurred.
During 2010, MoneyGram became aware that certain of its agents, in contravention of MoneyGram’s compliance policies and procedures, had processed certain transactions that potentially involved the receipt of funds abroad by persons who may have been Cuban nationals or the return of funds to persons that attempted to send funds to a Cuban national. MoneyGram discovered these incidents after they had occurred, through its own processes and procedures, and investigated the circumstances surrounding each such transaction. On December 22, 2010, the Company voluntarily self-disclosed the circumstances surrounding these transactions in a letter (the “Voluntary Self-Disclosure Letter”) to the Office of Foreign Assets Control (“OFAC”).
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[***]1 The circumstances involve cases either where MoneyGram agents did not follow proper procedures in obtaining identification of the individuals or where MoneyGram learned after the fact that the individuals may be Cuban nationals and thus reported the transfers out of an abundance of caution. In total, there were seven transactions involving a total monetary amount of approximately $4,700, as set forth below. Three instances involved Cuban nationals who received funds outside of Cuba in contravention of MoneyGram’s authority to authorize such transactions. The remaining four transactions involved the unauthorized refund of transfers to the remitter where a potential Cuban national was involved in the transfer. MoneyGram believes that various factors existed in each of the transactions set forth below that would mitigate any potential violations that may have occurred.
•	February 2010 Costa Rica Transaction. A MoneyGram funds transfer was sent to a recipient in Costa Rica. The amount involved was $200.00 (an additional transmittal fee was charged to the sender). MoneyGram blocked the transmission after learning that the recipient presented a Cuban passport at a MoneyGram agent. However, unbeknownst to MoneyGram at the time, the recipient had quickly visited a second agent, which had released the $200.00 before MoneyGram had been notified of the receiver’s initial attempt to obtain the funds. Although MoneyGram is permitted to, and can authorize its agents to, transfer funds to Cuban nationals who are residents of the country in which the funds are received, provided that the recipient is not a specially designated national, the agent in Costa Rica that paid out the funds did not receive proof of the receiver’s residency in that country. While MoneyGram has confirmed that the intended recipient is not a specially designated national, it appears from the recipient’s passport that she was in Costa Rica on a visitor’s visa. Thus the transaction should not have been authorized by the agent per the terms of MoneyGram’s authority provided to its agent. MoneyGram has taken remedial action related to the incident, including [***][1].

•	January 2010 Ecuador Transaction. MoneyGram transmitted $600.00 from New Jersey to Ecuador (an additional transmittal fee was charged to the sender). The agent who paid out the funds entered into the system that the receiver had provided an Ecuadorian passport. Through a separate transaction, MoneyGram subsequently learned that what had been identified in the $600.00 transaction as an Ecuadorian passport was likely a Cuban passport. While MoneyGram has confirmed that the receiver is not a specially designated national, it appears from her passport that she was in Ecuador on a visitor’s visa. MoneyGram has taken remedial action related to the incident, including [***][1].

•	December 2009 and January 2010 St. Lucia Transactions. MoneyGram processed two funds transfers each to a receiver in St. Lucia in the amounts of $503.16 (350 Euro and a transmittal fee charged to the sender) and $503.41 (350 Euro and a transmittal fee charged to the sender). Through an investigation conducted in a subsequent transaction, MoneyGram learned that the receiver is a Cuban national

[1]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.
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(MoneyGram has confirmed that the receiver is not a specially designated national). Because the amounts of the transfers were less than the level at which photo identification is required to be recorded by the agent and the receiver gave a St. Lucia address, the agent would not have been aware that the receiver might be a Cuban national.

•	April-May 2010 Spain Transaction; June 2010 Spain-Tanzania Transaction; July 2010 Spain-Mexico Transaction. MoneyGram agents granted refunds to customers believed to be Cuban nationals who attempted to send funds through the MoneyGram system. The amounts involved in the transactions were 50 Euros (plus a transmittal fee charged to the sender), 1,922.71 Euros (plus a transmittal fee charged to the sender) and 100 Euros (plus a transmittal fee charged to the sender), respectively. In each of these cases, the transactions were blocked by MoneyGram but the agent, without the approval of MoneyGram, refunded the money to the sender out of its own pocket. In each of these cases, MoneyGram refused to reimburse the agent for the amount of the returned funds. MoneyGram has taken remedial action related to the incident, including [***][1].
On January 10, 2011, MoneyGram received an administrative subpoena from OFAC requesting information related to its policies, procedures and training of agents regarding transactions with Cuban nationals. MoneyGram responded on February 9, 2011.
MoneyGram has a fully implemented and documented OFAC compliance program. MoneyGram’s interdiction system is updated when OFAC updates the list of specially designated nationals. [***]1
Training is provided to all employees on an annual basis. Staff in the Company’s compliance department and consumer support department receive in-depth training when hired and periodically during staff meetings or in one-on-one sessions with their supervisors. Written training materials are provided to MoneyGram’s agents. In addition, MoneyGram’s compliance officers in regional offices around the world provide training and guidance to agents.
[***]1
Several of the incidents reported in the Voluntary Self-Disclosure Letter occurred in Latin America. As a result, MoneyGram’s compliance manager for Latin America provided OFAC and Cuba sanctions training to numerous agents during 2010. He also trained staff who interact with agents in Latin America. Further, agents who were directly involved in the reported incidents received coaching on the correct way to handle transactions in which a Cuban national is involved.
MoneyGram has implemented improvements to its compliance program since these events occurred that are designed to prevent future events of this nature.

[1]	Pursuant to Securities Act Release No. 6241, 17 C.F.R. Section 200.80, and 17 C.F.R. Section 200.83, the Company has requested confidential treatment for the redacted information indicated by brackets in this section and has provided such information to the Staff.
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In response to the Staff’s comments, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding to be initiated by the Commission or any person under the federal securities laws of the United States.
We trust this letter is fully responsive to your comments. Please do not hesitate to contact me if you require additional information to respond to your comments.

Sincerely,
/s/ Timothy C. Everett
Timothy C. Everett
Executive Vice President and General Counsel

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